December 11, 2006

VIA EDGAR

Securities and Exchange Commission
100 F. Street North East
Washington, DC 20549

Attention: Office of Small Business

Dear Sirs:

Re:	Deeas Resources Inc.
Registration Statement on Form SB-2

     On behalf of Deeas Resources Inc. (the “Company”), we transmit for filing under the Securities Act of 1933, as amended (the “Act”), the Company’s Registration Statement on Form SB-2 for the offering of shares of the Company’s common stock. Manually executed signature pages have been signed prior to the time of the electronic filing and will be retained by the Company for five years.

     Clark Wilson LLP has transmitted via wire transfer $15.00 to the account of the Securities and Exchange Commission to be applied to the filing fee.

     Please note that the Company requests that the Securities and Exchange Commission permit the Company’s request for acceleration of the effective date of the Registration Statement be made orally or by facsimile in accordance with Rule 461(a) of Regulation C (the “Rule”). Pursuant to the Rule, please also be advised that the Company is aware of its obligations under the Act.

If you have any questions regarding the Registration Statement, please contact theundersigned at 604.891.7730.

Yours truly,

CLARK WILSON LLP

Per: /s/ Kari Richardson

Kari Richardson

www.cwilson.com